December 26, 2007

By Electronic Transmission

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Red Hat, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended February 28, 2007
Filed April 30, 2007
SEC File No. 001-33162

Dear Mr. Kronforst:

Thank you for your letter dated December 17, 2007.

In your letter, you seek a response from the Company within ten business days from the date of your letter (i.e., by January 2, 2008).

The Company’s headquarters is closed during the holidays from December 24 through January 1. Accordingly, we respectfully request an extension of ten business days. If granted, this requested extension would result in our submission of a response on or before January 16, 2008.

Please contact me at (919) 754-4340 if you would like to discuss this request. We appreciate your consideration.

Sincerely,

R. Brandon Asbill
Assistant General Counsel
Red Hat, Inc.

cc:	Ms. Christine Davis
Senior Staff Accountant
Securities and Exchange Commission

Mr. David Edgar
Staff Accountant
Securities and Exchange Commission